SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934

E2open, Inc.

(Name of Issuer)
Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)
29788A104

(CUSIP Number)
Blair Flicker, Esq.
c/o Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
(212) 230-9200

With a copy to:

Gordon R. Caplan, Esq.
Morgan D. Elwyn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 4, 2015

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Eagle Parent Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Eagle Acquisition Sub, Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 29788A104

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,987,295 (See Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,987,295 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,295 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6% (See Item 5) (based on 29,320,360 shares of Common Stock outstanding as of February 3, 2015)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.                                        Security and Issuer

This statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”) of E2open, Inc., a Delaware corporation (“E2open”), whose principal executive offices are located at 4100 East Third Avenue, Suite 400, Foster City, California 94404.

Item 2.                          Identity and Background.

(a)
This Statement is being filed jointly on behalf of (i) Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Eagle Acquisition Sub, Corp., a Delaware corporation (“Acquisition Sub”), (iii)  Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership (“IVP”), (iv) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Invest”), (v) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman” and together with IVP and IVP Co-Invest, the “Insight IX Funds”), (vi) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership (“IVA”), (vii) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company (“IVA Ltd.”), and (viii) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and together with Parent, Acquisition Sub, the Insight IX Funds, IVA, and IVA Ltd., the “Reporting Persons”).  The general partner of each of the Insight IX Funds is IVA, whose general partner is IVA Ltd. The sole shareholder of IVA Ltd. is Holdings, which is managed by a five (5) person Board of Managers.

Schedule I hereto, with respect to Parent, Schedule II hereto, with respect to Acquisition Sub, Schedule III hereto, with respect to IVA Ltd., and Schedule IV hereto, with respect to Holdings, sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2015, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Act.

(b)
The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th floor, New York, NY 10036.  Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal business address of each Scheduled Person.

(c)
The principal business of each of the Insight IX Funds is making private equity and related investments.  The principal business of IVA is acting as the general partner of the Insight IX Funds. The principal business of IVA Ltd. is acting as the general partner of IVA, and other affiliated entities.  The principal business of Holdings is acting as the shareholder of IVA Ltd. and other affiliated entities.  Parent and Acquisition Sub are newly formed entities organized by the Insight IX Funds for the purpose of acquiring all of the issued and outstanding shares of the Common Stock and consummating the transactions contemplated by the Merger Agreement (as defined below in Item 4).  The II Agreement (as defined in Item 3 below) provides that, as of the Effective Time (as defined in the Merger Agreement), Parent will be owned by: (i) IVP, holding 44.18% of Parent’s membership interests, (ii) IVP Co-Invest, holding 1.26% of Parent’s membership interests, (iii) IVP Cayman, holding 29.55% of Parent’s membership interests, and (iv) Manchester Securities Corp., a New York corporation (“Manchester”), an affiliate of Elliott Management Corporation, holding 25.00% of Parent’s membership interests.  Acquisition Sub is a wholly-owned subsidiary of Parent. Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
Parent, Acquisition Sub and Holdings are organized under the laws of the State of Delaware.  IVP, IVP Co-Invest, IVP Cayman, IVA and IVA Ltd. are organized under the laws of the Cayman Islands.  Schedule I, Schedule II, Schedule III and Schedule IV hereto set forth the citizenship of each Scheduled Person.

Item 3.                                        Sources and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined in Item 4 below) (the “Transactions”) will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by the Insight IX Funds and Manchester as described in Item 4 below and (ii) debt financing.

In connection with entering into the Merger Agreement, Parent, Acquisition Sub, the Insight IX Funds and Manchester entered into that certain Interim Investors Agreement, dated as of February 4, 2015 (the “II Agreement”). The II Agreement governs the actions of Parent and Acquisition Sub and the relationship between the Insight IX Funds and Manchester with respect to the Merger Agreement and the transactions contemplated thereby.

As a condition to Parent’s and Acquisition Sub’s willingness to enter into the Merger Agreement, Parent and Acquisition Sub entered into Tender and Support Agreements (as defined in Item 4 below) with the Supporting Stockholders (as defined in Item 4 below).  Pursuant to, and subject to the terms and conditions of, the Tender and Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, and not withdraw, the Subject Shares (as defined in Item 4 below) without the prior written consent of Parent.  None of the Reporting Persons or E2open paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreements.

Item 4.                          Purpose of Transaction.

Merger Agreement and Tender Offer

On February 4, 2015, Parent and Acquisition Sub entered into an Agreement and Plan of Merger with E2open, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 5, 2015, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”).  Under the Merger Agreement, among other things, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $8.60 in cash, net to the holder thereof (the “Offer Price”), without interest and less applicable tax withholdings. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Acquisition Sub will be merged with and into E2open (the “Merger”), and E2open will survive the Merger as a direct wholly-owned subsidiary of Parent.  It is anticipated that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

Interim Investors Agreement

Concurrently with the execution of the Merger Agreement, the Insight IX Funds, Manchester, Parent and Acquisition Sub entered into the II Agreement, which governs the actions of Parent and Acquisition Sub and the relationship between the Insight IX Funds and Manchester with respect to the Merger Agreement and the Transactions. The parties to the II Agreement agreed that Parent and Acquisition Sub would not, and the Insight IX Funds would not permit Parent or Acquisition Sub to, modify or amend the Merger Agreement or the Offer to modify the form of merger consideration or increase the Offer Price, extend the termination date of the Merger Agreement by more than ninety (90) days or increase any obligation under the parties’ limited guarantees made in favor of E2open, provided that the Insight IX Funds may take such actions but must first terminate Manchester’s participation in the Transactions if Manchester does not consent. Furthermore, the parties agreed that, until the termination of the II Agreement, they will not, and will cause their affiliates not to, directly or indirectly acquire any beneficial ownership of any shares of Common Stock, other than in connection with the purchase of Common Stock validly tendered pursuant to the Offer and not withdrawn and transactions between the parties and their respective affiliates.

In addition, pursuant to the II Agreement, the Insight IX Funds and Manchester agreed to negotiate in good faith with each other the form of, and enter into, a Limited Liability Company Agreement for Parent, which will incorporate certain previously negotiated terms. The II Agreement will automatically terminate on the earliest of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the valid termination of the Merger Agreement.

Tender and Support Agreements

In connection with the execution and delivery of the Merger Agreement, Parent and Acquisition Sub entered into, in each case dated as of February 4, 2015, (i) a tender and support agreement with Crosspoint Venture Partners 2000, L.P. and  Crosspoint Venture Partners 2000 (Q), L.P. (the “Crosspoint Tender and Support Agreement”) and (ii) a second tender and support agreement with Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P. (the “Mumford Tender and Support Agreement” and together with the Crosspoint Tender and Support Agreement, the “Tender and Support Agreements”) (the entities described in clauses (i) and (ii), collectively, the “Supporting Stockholders”).  Pursuant to and subject to the terms and conditions of the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions as set forth therein, to tender, and not withdraw, all outstanding shares of Common Stock beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”).  In addition, pursuant to and subject to the terms and conditions of the Tender and Support Agreements, the Supporting Stockholders have agreed, subject to certain exceptions as set forth therein, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Transactions.  The Tender and Support Agreements will automatically terminate upon certain circumstances, including upon termination of the Merger Agreement.
Based upon information provided by the Supporting Stockholders in their respective Tender and Support Agreements, as of February 4, 2015, the Subject Shares included: (i) 172,701 Shares of Common Stock beneficially owned by Crosspoint Venture Partners 2000, L.P., (ii) 1,505,882 Shares of Common Stock beneficially owned by Crosspoint Venture Partners 2000 (Q), L.P., (iii) 1,874,386 Shares of Common Stock beneficially owned by Mumford Family Trust, (iv) 433,138 Shares of Common Stock beneficially owned by Mumford Lana’i LLC and (v) 1,188 Shares of Common Stock beneficially owned by Mumford CVP 2000 L.P.
The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreements by Parent and Acquisition Sub.

The foregoing descriptions of the Merger Agreement, the II Agreement, the Crosspoint Tender and Support Agreement and the Mumford Tender and Support Agreement, do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement, the II Agreement, the Crosspoint Tender and Support Agreement and the Mumford Tender and Support Agreement, are each attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for Parent, through Acquisition Sub, to acquire all of the outstanding shares of Common Stock. Parent required that the Supporting Stockholders agree to enter into the Tender and Support Agreements as part of the inducements for Parent and Acquisition Sub to enter into the Merger Agreement and to consummate the Transactions, including the Offer and the Merger. Upon consummation of the Transactions, E2open will become a wholly-owned subsidiary of Parent, the Common Stock will cease to be freely traded or listed and will be de−registered under the Act.

Except as set forth in this Statement or as contemplated by the Merger Agreement, the II Agreement or the Tender and Support Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.                          Interest in Securities of the Issuer.

(a)
The Supporting Stockholders collectively own 3,987,295 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Tender and Support Agreements, be deemed to share beneficial ownership over 3,987,295 shares of Common Stock, which would represent 13.6% of the Common Stock, issued and outstanding as of February 3, 2015, as disclosed in the Merger Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons' knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)
The Reporting Persons, by reason of the execution and delivery of the Tender and Support Agreements, may be deemed to have shared dispositive power with the Supporting Stockholders with respect to 3,987,295 shares of Common Stock, representing approximately 13.6% of the Common Stock, issued and outstanding as of February 3, 2015, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of E2open as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Tender and Support Agreements.

(c)
Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons or the Scheduled Persons.

(d)
Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto. The information set forth, or incorporated by reference, in Item 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.                          Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 11, 2015, by and between the Reporting Persons.
Exhibit 99.2
Agreement and Plan of Merger, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp. and E2open, Inc. (incorporated by reference to Exhibit 2.1 to E2open’s Current Report on Form 8-K filed on February 5, 2015).

Exhibit 99.3
Interim Investors Agreement, dated February 4, 2015, by and among Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Manchester Securities Corp., Eagle Parent Holdings, LLC and Eagle Acquisition Sub, Corp.

Exhibit 99.4
Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Crosspoint Venture Partners 2000, L.P. and Crosspoint Venture Partners 2000 (Q), L.P.

Exhibit 99.5	Tender and Support Agreement, dated February 4, 2015, by and among Eagle Parent Holdings, LLC, Eagle Acquisition Sub, Corp., Mumford Family Trust, Mumford Lana’i LLC and Mumford CVP 2000 L.P.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	EAGLE PARENT HOLDINGS, LLC By: /s/ Blair Flicker ______________________ Name: Blair Flicker Title: Secretary
Dated: February 17, 2015	EAGLE ACQUISITION SUB, CORP. By: /s/ Blair Flicker ______________________ Name: Blair Flicker Title: Secretary
Dated: February 17, 2015
INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:  /s/ Blair Flicker ______________________
Name: Blair Flicker
Title: Authorized Officer

Dated: February 17, 2015
INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:  /s/ Blair Flicker ______________________
Name: Blair Flicker
Title: Authorized Officer

Dated: February 17, 2015
INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

By:  /s/ Blair Flicker ______________________
Name: Blair Flicker
Title: Authorized Officer

Dated: February 17, 2015	INSIGHT VENTURE ASSOCIATES IX, L.P. By: Insight Venture Associates IX, Ltd. Its: General Partner By: /s/ Blair Flicker ______________________ Name: Blair Flicker Title: Authorized Officer
Dated: February 17, 2015	INSIGHT VENTURE ASSOCIATES IX, LTD. By: /s/ Blair Flicker ______________________ Name: Blair Flicker Title: Authorized Officer
Dated: February 17, 2015	INSIGHT HOLDINGS GROUP, LLC By: /s/ Blair Flicker ______________________ Name: Blair Flicker Title: Secretary

SCHEDULE I

Eagle Parent Holdings, LLC

Name and Position of Officer/Manager	Principal Business Address	Principal Occupation or Employment	Citizenship
Insight Venture Partners IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA
Insight Venture Partners IX (Co-Investors), L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA
Insight Venture Partners (Cayman) IX, L.P., member	1114 Avenue of the Americas, 36th floor, New York, NY 10036	n/a	USA
Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Ryan Hinkle, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Ross Devor, Director and Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA
Mark Lessing, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

SCHEDULE II

Eagle Acquisition Sub, Corp.

Name and Position of Officer/Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Deven Parekh, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Ryan Hinkle, Director	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Ross Devor, Director and Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Principal of Insight Venture Partners	USA
Mark Lessing, President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA

SCHEDULE III

Insight Venture Associates IX, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Director, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Blair Flicker, Alternate Director, General Counsel, Vice President, Authorized Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA
Deven Parekh, Authorized Officer, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Mark Lessing, Authorized Officer, Vice President, Chief Financial Officer	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Financial Officer and Managing Director of Insight Venture Partners	USA
Eric Goldstein, Authorized Officer, Vice President	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Chief Compliance Officer and Deputy General Counsel of Insight Venture Partners	USA

SCHEDULE IV

Insight Holdings Group, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey Horing, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Deven Parekh, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Peter Sobiloff, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Jeff Lieberman, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Michael Triplett, Manager	1114 Avenue of the Americas, 36th floor, New York, NY 10036	Managing Director of Insight Venture Partners	USA
Blair Flicker, Secretary	1114 Avenue of the Americas, 36th floor, New York, NY 10036	General Counsel and Managing Director of Insight Venture Partners	USA